                         SECURITIES EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 11-K

 Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

(Mark One)

  X Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of ---- 1934 (Fee Required)


     For the fiscal year ended December 31, 1997


                                       OR

---- Transition Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934 (Fee Required)

For the transition period from                        to
                              ------------------------  -----------------------

Commission file number                       0-1402
                      ---------------------------------------------------------

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

     The Lincoln Electric Company
     Employee Savings Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

     Lincoln Electric Holdings, Inc.
     22801 St. Clair Avenue
     Cleveland, Ohio  44117


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                          The Lincoln Electric Company
                                          Employee Savings Plan

                                           By:  /s/ H. JAY ELLIOTT
                                              -------------------------------
                                                 H. Jay Elliott
                                                 Senior Vice President,
                                                 Chief Financial Officer
                                                    and Treasurer

Date:

                                   Annual Report

                                   THE LINCOLN ELECTRIC COMPANY
                                   EMPLOYEE SAVINGS PLAN

                                   PLAN SPONSOR AND ADMINISTRATOR
                                   The Lincoln Electric Company
                                   Cleveland, Ohio  44117
                                   (216) 481-8100

                                   Employer Identification Number:  34-0359955

                                   December 31, 1997 and 1996

                         Report of Independent Auditors

Plan Administrator
The Lincoln Electric Company

   Employee Savings Plan

We have audited the accompanying statements of net assets available for benefits with fund information (modified cash basis) of The Lincoln Electric Company Employee Savings Plan (the Plan) as of December 31, 1997 and 1996, and the related statements of changes in net assets available for benefits with fund information (modified cash basis) for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As described in Note B, the financial statements and supplemental schedules were prepared on a modified cash basis of accounting, which is a comprehensive basis of accounting other than generally accepted accounting principles.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits (modified cash basis) of the Plan at December 31, 1997 and 1996, and the changes in its net assets available for benefits (modified cash basis) for the years then ended, on the basis of accounting described in Note B.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules (modified cash basis) of assets held for investment purposes as of December 31, 1997, and reportable transactions for the year then ended, are presented for purposes of complying with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, and are not a required part of the financial statements. The fund information in the statements of net assets available for benefits (modified cash basis) and the statements of changes in net assets available for benefits (modified cash basis) is presented for purposes of additional analysis rather than to present the net assets available for benefits and changes in net assets available for benefits of each fund. The supplemental schedules and fund information (modified cash basis) have been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.


                                                      ERNST & YOUNG LLP
Cleveland, Ohio
June 17, 1998

                          THE LINCOLN ELECTRIC COMPANY
                             EMPLOYEE SAVINGS PLAN

                       STATEMENT OF NET ASSETS AVAILABLE
                      FOR BENEFITS, WITH FUND INFORMATION

                               DECEMBER 31, 1997



                                                      Victory                                     Fidelity
                                                        U.S.                       Fidelity       Advisors
                                                      Government     The Bond      Advisors       Equity       Victory
                                          Key EB     Obligations     Fund of       Balanced       Growth      Stock Index
                                         MaGIC Fund    Fund          America        Fund           Fund         Fund
                                         ----------------------------------------------------------------------------------

ASSETS
Investments:
Mutual funds                                          $4,028,490    $ 666,735     $4,832,563   $10,240,110     $5,848,497
Money market fund                        $86,167             181
The Lincoln Electric Company
  Common Shares
The Lincoln Electric Company
  Class A Common Shares
Participant loans receivable
                                          ---------------------------------------------------------------------------------
Total investments                         $86,167   $  4,028,671    $ 666,735     $4,832,563   $10,240,110     $5,848,497

Investment income receivable                                 349                                       480            552
Other receivables-net                                                                                               7,676
                                          ---------------------------------------------------------------------------------
Total assets                              $86,167   $  4,029,020    $ 666,735     $4,832,563   $10,240,590     $5,856,725

LIABILITIES

Accrued purchase of investments                                                                                     8,228
Other payables--net                                          530                                       480
                                          ---------------------------------------------------------------------------------
NET ASSETS AVAILABLE FOR BENEFITS         $86,167   $  4,028,490    $ 666,735     $4,832,563   $10,240,110     $5,848,497
                                          =================================================================================



                                                                                           The Lincoln Electric
                                                                                                Voting Stock
                                                                                                    Fund
                                            Templeton    The Franklin  The Income   ---------------------------------
                                            Foreign       Small Cap     Fund of      Non-Participant   Participant
                                              Fund          Fund        America          Directed       Directed
                                        -----------------------------------------------------------------------------------

ASSETS
Investments:
Mutual funds                               $6,398,788     $ 698,424     $111,020
Money market fund                                                                        $257,927       $64,133
The Lincoln Electric Company
  Common Shares                                                                        10,343,189        592,957
The Lincoln Electric Company
  Class A Common Shares
Participant loans receivable
                                        -------------------------------------------------------------------------------
Total investments                          $6,398,788     $698,424      $111,020      $10,601,116       $657,090

Investment income receivable                    4,768                                         213             13
Other receivables-net                                                                                     42,485
                                        -------------------------------------------------------------------------------
Total assets                               $6,403,556     $698,424      $111,020      $10,601,329       $666,588

LIABILITIES

Accrued purchase of investments                   366
Other payables--net                             3,894
                                        -------------------------------------------------------------------------------
NET ASSETS AVAILABLE FOR BENEFITS          $6,399,296     $698,424      $111,020      $10,601,329       $699,588
                                        ===============================================================================






                                               The Lincoln Electric
                                                  Non-Voting Stock
                                                        Fund
                                          ------------------------------
                                           Non-Participant   Participant      Loan
                                             Directed         Directed        Fund      Total
                                        --------------------------------------------------------------------

ASSETS
Investments:
Mutual funds                                                                            $32,824,627
Money market fund                          $   288,886       $   34,760                     732,054
The Lincoln Electric Company
  Common Shares                                                                          10,936,146
The Lincoln Electric Company
  Class A Common Shares                     19,265,092          583,904                  19,848,996
Participant loans receivable                                                $1,259,710    1,259,710
                                        ------------------------------------------------------------
Total investments                          $19,553,978       $  618,664     $1,259,710   65,601,533

Investment income receivable                     1,106               34                       7,515
Other receivables-net                                                                        50,161
                                        ------------------------------------------------------------
Total assets                               $19,555,084       $  618,698     $1,259,710   65,659,209

LIABILITIES

Accrue purchase of investments                                                               8,594
Other payables--net                                               7,554          4,762       17,220
                                        ------------------------------------------------------------
NET ASSETS AVAILABLE FOR BENEFITS          $19,555,084       $  611,144     $1,254,948  $65,633,395
                                        ============================================================










See notes to financial statements.

                          The Lincoln Electric Company
                              Employee Savings Plan

                        Statement of Net Assets Available
                       for Benefits, with Fund Information

                                December 31, 1996

                                                                                                                Fidelity
                                                      Victory U.S.                           Fidelity          Advisors
                                                       Government         The Bond           Advisors           Equity
                                                       Obligations         Fund of           Balanced           Growth
                                                          Fund             America             Fund              Fund
                                                ----------------------------------------------------------------------------
ASSETS
Investments:
   Mutual funds                                         $3,407,792        $327,615          $2,952,128        $6,739,793
   Money market fund
   The Lincoln Electric Company Common Shares

   The Lincoln Electric Company Class A Common
     Shares
   Participant loans receivable
                                                ----------------------------------------------------------------------------
Total investments                                        3,407,792        327,615           2,952,128           6,739,793

Investment income receivable                                    86          2,407                  74              13,646
Other receivables--net
                                                ----------------------------------------------------------------------------
Total assets                                             3,407,878        330,022           2,952,202           6,753,439

LIABILITIES

Accrued purchase of investments                                             2,399
Other payables--net                                                                                                13,474
                                                ----------------------------------------------------------------------------
NET ASSETS AVAILABLE FOR BENEFITS                      $ 3,407,878      $ 327,623         $ 2,952,202         $ 6,739,965
                                                ============================================================================
                                                                                                          The
                                                                                         The            Lincoln
                                                                                       Lincoln          Electric
                                                    Victory          Templeton        Electric         Non-Voting
                                                  Stock Index         Foreign        Voting Stock         Stock
                                                      Fund              Fund             Fund             Fund
                                                --------------------------------------------------------------------------
ASSETS
Investments:
   Mutual funds                                   $2,810,037        $4,892,733
   Money market fund                                                                  $  2,480           $  46,314
   The Lincoln Electric Company Common Shares                                          373,855
    The Lincoln Electric Company Class A Common
     Shares                                                                                                325,551
   Participant loans receivable
                                                --------------------------------------------------------------------------
Total investments                                   2,810,037        4,892,733           376,335          371,865

Investment income receivable                              70               120             1,402            1,203
Other receivables--net                                   956                               3,122            3,186
                                                --------------------------------------------------------------------------
Total assets                                        2,811,063        4,892,853           380,859          376,254

LIABILITIES

Accrued purchase of investments                           956                              5,051           48,238
Other payables--net
                                                --------------------------------------------------------------------------
NET ASSETS AVAILABLE FOR BENEFITS                 $ 2,810,107      $ 4,892,853          $375,808        $ 328,016
                                                ==========================================================================

                                                       Loan
                                                       Fund                Total
                                                --------------------------------------------------
ASSETS
Investments:
   Mutual funds                                                         $ 21,130,098
   Money market fund                                                          48,794
   The Lincoln Electric Company Common Shares
                                                                             373,855
   The Lincoln Electric Company Class A Common
     Shares                                                                   325,551
   Participant loans receivable                          $ 284,753            284,753
                                                ----------------------------------------
Total investments                                          284,753         22,163,051

Investment income receivable                                                   19,008
Other receivables--net                                                          7,264
                                                -------------------------------------------------
Total assets                                               284,753         22,189,323

LIABILITIES

Accrued purchase of investments                                                56,644
Other payables--net                                                            13,474
                                                --------------------------------------------------
NET ASSETS AVAILABLE FOR BENEFITS                        $ 284,753       $ 22,119,205
                                                ==================================================

See notes to financial statements.

                          The Lincoln Electric Company
                              Employee Savings Plan

                  Statement of Changes in Net Assets Available
                       for Benefits, with Fund Information

                          Year Ended December 31, 1997



                                                                          Victory
                                                                            U.S.                           Fidelity
                                                                         Government        The Bond        Advisors
                                                               Key EB    Obligations        Fund of        Balanced
                                                            MaGIC Fund       Fund           America          Fund
                                                          ---------------------------------------------------------------
ADDITIONS
Contributions-employee                                   $      4,638    $  1,219,391     $    208,868    $  1,331,497
Contributions-employer
Investment income                                                                 502           32,584         395,240
ESOP assets transferred in
  (at market)
Net appreciation (depreciation)
   in fair value of investments                                 2,162         176,276            9,376         343,147
                                                          ---------------------------------------------------------------
Total additions                                                 6,800       1,396,169          250,828       2,069,884

DEDUCTIONS
Benefits paid to participants                                                 233,195           12,220         100,863
Administrative expenses
Other cash distributions
                                                          ---------------------------------------------------------------
Total deductions                                                              233,195          12,220          100,863

Interfund transfers--net                                       79,367        (542,362)         100,504         (88,660)
                                                         ----------------------------------------------------------------
Net increase                                                   86,167         620,612          339,112       1,880,361
Net assets available for benefits at beginning of the
   year                                                                     3,407,878         327,623        2,952,202
                                                       ------------------------------------------------------------------

NET ASSETS AVAILABLE FOR BENEFITS
 AT END OF THE YEAR                                     $     86,167    $  4,028,490     $    666,735     $  4,832,563
                                                       ==================================================================






                                                          Fidelity
                                                          Advisors
                                                          Equity          Victory        Templeton            The Franklin
                                                           Growth       Stock Index       Foreign              Small Cap
                                                            Fund            Fund            Fund                  Fund
                                                       --------------------------------------------------------------------
ADDITIONS
Contributions-employee                                  $  2,719,739     $  1,457,846     $  1,837,077    $    189,598
Contributions-employer
Investment income                                          1,120,694          391,694          630,017          20,560
ESOP assets transferred in
  (at market)
Net appreciation (depreciation)
   in fair value of investments                              559,084          691,124         (286,519)        (33,403)
                                                       --------------------------------------------------------------------
Total additions                                            4,399,517        2,540,664        2,180,575         176,755

DEDUCTIONS
Benefits paid to participants                                242,879          135,440          139,411
Administrative expenses
Other cash distributions                                                                           869
                                                       --------------------------------------------------------------------
Total deductions                                             242,879          135,440          140,280

Interfund transfers--net                                    (656,493)         633,166         (533,852)        521,669
                                                       --------------------------------------------------------------------
Net increase                                               3,500,145        3,038,390        1,506,443         698,424
Net assets available for benefits at beginning of the
   year                                                   6,739,965        2,810,107         4,892,853
                                                       --------------------------------------------------------------------

NET ASSETS AVAILABLE FOR BENEFITS
 AT END OF THE YEAR                                     $ 10,240,110     $  5,848,497     $  6,399,296     $   698,424
                                                       ====================================================================




                                                                          The Lincoln Electric            The Lincoln Electric
                                                                              Voting Stock                  Non-Voting Stock
                                                                                  Fund                            Fund
                                                         The Income    ---------------------------------   ----------------
                                                          Fund of      Non-Participant   Participant       Non-Participant
                                                          America         Directed         Directed          Directed
                                                      ---------------------------------------------------------------------
ADDITIONS
Contributions-employee                                 $     26,618                      $    189,166
Contributions-employer                                                                                    $  1,330,892
Investment income                                             7,430     $     44,716            4,358           88,753
ESOP assets transferred in
  (at market)                                                              9,908,888                        19,898,222
Net appreciation (depreciation)
   in fair value of investments                              (3,428)         830,149          372,839       (1,420,106)
                                                      ---------------------------------------------------------------------
Total additions                                              30,620       10,783,753          566,363       19,897,761

DEDUCTIONS
Benefits paid to participants                                                182,424            4,417          341,963
Administrative expenses                                                                           655              714
Other cash distributions
                                                      ---------------------------------------------------------------------
Total deductions                                                             182,424            5,072          342,677

Interfund transfers--net                                     80,400                          (237,511)
                                                      ---------------------------------------------------------------------
Net increase                                                111,020       10,601,329          323,780       19,555,084
Net assets available for benefits at beginning of the
   year                                                                                       375,808
                                                      ---------------------------------------------------------------------

NET ASSETS AVAILABLE FOR BENEFITS
 AT END OF THE YEAR                                    $    111,020        $ 10,601,329    $    699,588     $ 19,555,084
                                                      =====================================================================







                                                     The Lincoln Electric
                                                      Non-Voting Stock
                                                          Fund
                                                      ------------------
                                                         Participant          Loan
                                                          Directed            Fund           Total
                                                      ----------------------------------------------
ADDITIONS
Contributions-employee                                   $ 182,088                        $ 9,366,526
Contributions-employer                                                                      1,330,892
Investment income                                            4,461       $    39,139        2,780,148
ESOP assets transferred in
  (at market)                                                                              29,807,110
Net appreciation (depreciation)
   in fair value of investments                            410,264                          1,650,965
                                                      ------------------------------------------------
Total additions                                            596,813            39,139       44,935,641

DEDUCTIONS
Benefits paid to participants                                4,138                         1,396,950
Administrative expenses                                        273                             1,642
Other cash distributions                                                      21,990          22,859
                                                      ------------------------------------------------
Total deductions                                             4,411            21,990       1,421,451

Interfund transfers--net                                  (309,274)         953,046                0
                                                      ------------------------------------------------
Net increase                                               283,128          970,195       43,514,190
Net assets available for benefits at beginning of the
   year                                                    328,016          284,753       22,119,205
                                                      ------------------------------------------------

NET ASSETS AVAILABLE FOR BENEFITS
 AT END OF THE YEAR                                    $    611,144       $1,254,948    $465,633,395
                                                      ================================================


See notes to financial statements

                          The Lincoln Electric Company
                              Employee Savings Plan

                  Statement of Changes in Net Assets Available
                       for Benefits, with Fund Information

                          Year Ended December 31, 1996





                                                               Victory                                  Fidelity
                                                                 U.S.                                    Advisors
                                                              Government          The Bond               Income &
                                              Key EB          Obligations          Fund of               Growth
                                            MaGIC Fund           Fund              America                Fund
                                            ---------------------------------------------------------------------------
ADDITIONS
Contributions-employees                                        $ 1,400,288         $126,909             $ 1,107,187
Investment income                              $ 372                   101           16,694                  71,461
Net appreciation (depreciation)
   in fair value of investments                                    125,318             (491)                124,581
                                            ---------------------------------------------------------------------------
Total additions                                  372             1,525,707          143,112               1,303,229

DEDUCTIONS
Benefits paid to participants                                       37,478           10,111                  29,228
Administrative expenses
Other cash distributions                         372
                                            ---------------------------------------------------------------------------
Total deductions                                 372                37,478           10,111                  29,228

Interfund transfers--net                                          (397,184)          58,717                (242,747)
                                            ---------------------------------------------------------------------------
Net increase                                                     1,091,045          191,718               1,031,254

Net assets available for benefits at
   beginning of the year                                         2,316,833          135,905               1,920,948
                                            ---------------------------------------------------------------------------
NET ASSETS AVAILABLE FOR BENEFITS
   AT END OF THE YEAR                       $       0           $3,407,878         $327,623             $ 2,952,202
                                            ===========================================================================







                                                 Fidelity
                                                 Advisors              Victory                    Templeton
                                                Balanced              Stock Index                  Foreign
                                                  Fund                    Fund                       Fund
                                           ------------------------------------------------------------------------

ADDITIONS
Contributions-employees                         $ 2,365,832           $   940,189                 $ 1,571,798
Investment income                                    26,393                39,822                     105,393
Net appreciation (depreciation)
   in fair value of investments                     690,278               335,998                     495,167
                                           ------------------------------------------------------------------------
Total additions                                   3,082,503             1,316,009                   2,172,358

DEDUCTIONS
Benefits paid to participants                        76,134                20,525                      41,092
Administrative expenses
Other cash distributions
                                           ------------------------------------------------------------------------
Total deductions                                     76,134                20,525                      41,092

Interfund transfers--net                            (12,336)              134,344                        (344)
                                           ------------------------------------------------------------------------
Net increase                                      2,994,033             1,429,828                   2,130,922

Net assets available for benefits at
   beginning of the year                          3,745,932             1,380,279                   2,761,931
                                           ------------------------------------------------------------------------
NET ASSETS AVAILABLE FOR BENEFITS
   AT END OF THE YEAR                           $ 6,739,965           $ 2,810,107                 $ 4,892,853
                                           ========================================================================





                                                                   The
                                                  The             Lincoln
                                                Lincoln           Electric
                                                Electric          Non-Voting
                                               Voting Stock         Stock               Loan
                                                   Fund              Fund               Fund           Total
                                           ---------------------------------------------------------------------

ADDITIONS
Contributions-employees                          $133,980          $ 71,416                        $  7,717,599
Investment income                                   4,256             2,959          $ 16,673           284,124
Net appreciation (depreciation)
   in fair value of investments                    76,268            32,890                           1,880,009
                                           ---------------------------------------------------------------------
Total additions                                   214,504           107,265            16,673         9,881,732

DEDUCTIONS
Benefits paid to participants                         185                                               214,753
Administrative expenses                               484               350                                 834
Other cash distributions                                                                  930             1,302
                                           ---------------------------------------------------------------------
Total deductions                                      669               350               930           216,889

Interfund transfers--net                           84,597           171,870           203,083
                                           ---------------------------------------------------------------------
Net increase                                      298,432           278,785           218,826          9,664,843

Net assets available for benefits at
   beginning of the year                           77,376            49,231            65,927         12,454,362
                                           ---------------------------------------------------------------------
NET ASSETS AVAILABLE FOR BENEFITS
   AT END OF THE YEAR                            $375,808          $328,016          $284,753       $ 22,119,205
                                           =====================================================================










See notes to financial statements.

               The Lincoln Electric Company Employee Savings Plan

                          Notes to Financial Statements

                                December 31, 1997


A.     DESCRIPTION OF THE PLAN

The following description of The Lincoln Electric Company Employee Savings Plan (the Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

Additional information about the Plan is contained in the Plan Document, which is available from the Company upon request.

GENERAL

The Plan is a defined contribution plan covering certain employees of The Lincoln Electric Company (the Company) as defined by the Plan, as amended. The Plan provides that employees will be eligible for participation in the Plan following one year of service with the Company. Participants in The Lincoln Electric Company Employee Stock Ownership Plan and participants eligible for the Financial Security Program who did not already participate in the Plan were automatically enrolled and had account balances established in the Plan (see Note F and Note G, respectively, for further explanation). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974.

CONTRIBUTIONS

Eligible employees may make pre-tax contributions to the Plan of 1% or more (in whole percentages) of their regular and/or bonus pay up to the maximum amount as set by the Internal Revenue Service ($9,500 in 1997 and 1996). Employee contributions are fully vested when made. A participant for whose account a contribution is made shall have the right to direct the Trustee to invest such contribution in any one fund or in a combination of funds in 5% increments.

               The Lincoln Electric Company Employee Savings Plan

                          Notes to Financial Statements

                                December 31, 1997




A.     DESCRIPTION OF THE PLAN--CONTINUED

The Company, at its discretion, may make a matching contribution, profit sharing contribution or qualified nonelective contribution for any plan year to be made in cash or Company stock. No Company contributions were made for 1996. The Plan was amended effective as of January 1, 1997 to provide for a matching contribution by the Company in the amount of 25% of the first 6% of compensation contributed by the participant to the Plan. Matching contributions are made monthly and vest after an employee has attained three years of service. Effective January 1, 1998, the Plan was amended to allow participant direction of employer matching contributions and ESOP contributions made by the company on behalf of the participants to any or all of the authorized investment funds. Prior to January 1, 1998, all matching contributions were invested in The Lincoln Electric Non-Voting Stock Fund. Non-vested Company contributions forfeited by participants incurring a severance in employment are used to reduce subsequent Company contributions to the Plan.


PARTICIPANT ACCOUNTS

Each participant's account is credited with the participant's contributions and allocations of (a) the Company's contributions if any, and (b) Plan earnings, and is charged with an allocation of certain administrative expenses. Allocations are based on participant earnings or accounts balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account.

INVESTMENT OPTIONS

The investment options are as follows:

              Fund                        Description                      Sponsor
-----------------------------------------------------------------------------------------------
 Key EB MaGIC Fund               Money Market                   Key Corp.
 Victory U.S. Government         Money Market                   Victory Broker Dealer
   Obligations Fund                                                Services
 The Bond Fund of America        Bonds                          American Funds Group
 Fidelity Advisors Balanced Fund Growth Stocks                  Fidelity Investment Co.
 Fidelity Advisors Equity        Preferred and Common Stocks    Fidelity Investment Co.
   Growth Fund
 Victory Stock Index Fund        S&P 500 Index                  Victory Broker Dealer
                                                                   Services
 Templeton Foreign Fund          International Fund             Templeton Investment Co.
 The Franklin Small Cap          Growth Stocks                  Franklin Templeton
   Growth Fund
 The Income Fund of America      Bonds, Preferred and           American Funds Group
                                    Common Shares

 The Lincoln Electric            The Lincoln Electric Company   The Lincoln Electric Company
   Voting Stock Fund                Common Shares
 The Lincoln Electric            The Lincoln Electric Company   The Lincoln Electric Company
   Non-voting Stock Fund            Class A Common Shares

               The Lincoln Electric Company Employee Savings Plan

A.     DESCRIPTION OF THE PLAN--CONTINUED

PAYMENT OF BENEFITS

Participants may receive the value of their account in a single sum payment or in ten or fewer annual installment payments following separation from the Company, whether by retirement, disability or otherwise except that if the full value of a participant's account is $3,500 or less, or if the participant dies and his/her account is payable to his/her beneficiary, such account balance will be paid in a single sum payment. Participants who leave the Company may withdraw their money at any time. Withdrawal must begin when the participants attain the age of 70 1/2. A participant or beneficiary may elect to receive that portion of their distribution which is attributable to their interest in the Company Stock Funds in the form of whole shares of Company stock with any fractional shares of Company stock in cash.

PARTICIPANT LOANS RECEIVABLE

Active employees are eligible to borrow up to 50% of their vested account balance with a minimum borrowing of $1,000 up to a maximum of $50,000. The loan may be paid back over any number of months, up to five years. The interest rate on participant loans is determined by the Trustee. The interest rate on outstanding loans is computed as the prime rate in effect at the loan origination date plus 1%. Rates on loans originated during the 1997 and 1996 plan years ranged from 9.25% to 10.0%.

PLAN TERMINATION

Although the Company has not expressed an intent to do so, it has the right to amend, modify, suspend or terminate the Plan at any time. Upon termination of the Plan, the rights to benefits accrued by participants or their beneficiaries, to the extent that such benefits are funded or credited to participants' accounts, shall be nonforfeitable. No amendment, modification, suspension or termination of the Plan shall have the effect of providing that any amounts then held under the Plan may be used or diverted to any purpose other than for the exclusive benefit of the participants or their beneficiaries.

               The Lincoln Electric Company Employee Savings Plan

B.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF ACCOUNTING

The accounting records of the Plan are maintained on the modified cash basis of accounting. Employee contributions are recorded when received by Key Trust Company of Ohio, N.A. (the Trustee), whereas investment income and plan liabilities are recorded when earned and incurred.

INVESTMENT VALUATION AND INCOME RECOGNITION

The Plan's investments held at year end are stated at fair value based on quoted market prices. The participant loans receivable are valued at cost which approximates fair value.

Proceeds from sales of securities, less fair value at the beginning of the year or cost for purchases during the year, and net unrealized appreciation (depreciation) based on market price fluctuations during the year or since date of acquisition, are included as net appreciation (depreciation) in fair value of investments.

USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions in certain circumstances that affect amounts reported in the accompanying financial statements and notes. Actual results could differ from these estimates.

ADMINISTRATIVE EXPENSES

All costs and expenses incurred in connection with the administration of the Plan and Trust are paid from the trust fund; unless the Company elects to pay all or part of such expenses. The Company elected to pay certain administrative costs of the Plan in 1997 and 1996.

C.     INVESTMENTS

The Trustee of the Plan holds the Plan's investment assets and executes transactions therein.

               The Lincoln Electric Company Employee Savings Plan

C.     INVESTMENTS--CONTINUED

The fair value of investments that represent 5% or more of the Plan's net assets available for plan benefits at December 31, 1997 and 1996, is as follows:

                                                                    1997              1996
                                                              ------------------------------------

Victory U.S. Government Obligations Fund                        $     4,028,490    $   3,407,792
Fidelity Advisors Balanced Fund                                       4,832,563        2,952,128
Fidelity Advisors Equity Growth Fund                                 10,240,110        6,739,793
Victory Stock Index Fund                                              5,848,497        2,810,037
Templeton Foreign Fund                                                6,398,788        4,892,733
The Lincoln Electric Company Common Shares                           10,936,146          373,855
The Lincoln Electric Company Class A

   Common Shares                                                     19,848,996          325,551

D.     INCOME TAX STATUS

On March 22, 1996, the Internal Revenue Service issued a favorable determination letter stating that the Plan qualifies under Section 401(a) of the Internal Revenue Code (IRC) and, therefore, the related trust is not subject to tax under present income tax law. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification. The Company is not aware of any course of action or series of events that have occurred that might adversely affect the Plan's qualified status. The tax exempt status of the Plan does not apply to the taxability of distributions to participants under the Plan.

E.     TRANSACTIONS WITH PARTIES-IN-INTEREST

Party-in-interest transactions included the investment in the special funds of the Trustee and the payment of administrative expenses. Such transactions are exempt from being prohibited transactions.

At December 31, 1997, the Plan held 280,414 common shares and 551,361 Class A Common Shares of The Lincoln Electric Company with a market value of $10,936,146 and $19,848,996 respectively.

At December 31, 1996, the Plan held 11,372 Common Shares and 10,672 Class A Common Shares of The Lincoln Electric Company with a market value of $373,855 and $325,551, respectively.

               The Lincoln Electric Company Employee Savings Plan

F.     PLAN MERGER

Effective July 1, 1997, the assets of The Lincoln Electric Employee Stock Ownership Plan ("ESOP") were merged with the Plan and the related Trusts of each plan were merged into a single trust. As of July 1, 1997 the Plan and the ESOP were considered a single plan. Individuals not participating in the Plan at the time of the merger, but who maintained assets in the ESOP, automatically were enrolled as participants and had account balances established in the Plan. In conjunction with the merger, the net assets of the ESOP were transferred into the Plan effective July 1, 1997 and were available to pay benefits to participants and beneficiaries of the Plan as of that date. The actual transfer of net assets to the Trustee occurred during July and August 1997. No material adjustments were recorded as a result of the merger.

G.     FINANCIAL SECURITY PROGRAM

Effective November 1, 1997, the Plan was amended to provide a Financial Security Program ("FSP") feature to certain eligible participants who made an irrevocable election to participate in the program and to all eligible participants who were hired on or after November 1, 1997. In exchange for forfeiting the accelerated benefit feature of The Lincoln Electric Retirement Annuity Program (on benefits earned on or after November 1, 1997), participants in the FSP program receive annually a Company contribution to the Plan of 2% of their base pay. Individuals not participating in the Plan at the time of their FSP election were automatically enrolled as participants for their FSP contributions. For 1997, the contribution to the FSP program, which was made in January 1998, was determined only on the participant's base pay earned after November 1, 1997. FSP contributions are invested in the same manner as participant contributions.

H.     YEAR 2000 ISSUE (UNAUDITED)

The Plan Sponsor has developed a plan to modify its internal information technology to be ready for the year 2000 and has begun converting critical data processing systems. The project also includes determining whether third party service providers have reasonable plans in place to become year 2000 compliant. The Plan Sponsor currently expects the project to be substantially complete by early 1999. The Plan Sponsor does not expect this project to have a significant effect on the Plan's operations.

I.     SUBSEQUENT EVENT

In May 1998, the shareholders of the Company approved a reorganization plan whereby all the outstanding Common Shares and Class A Common Shares of the Company were converted into two voting shares of the newly formed Lincoln Electric Holdings, Inc., creating one single class of stock.

               The Lincoln Electric Company Employee Savings Plan

                             EIN 34-0359955 Plan 005

     Form 5500, Line 27(a)--Schedule of Assets Held for Investment Purposes

                                December 31, 1997

                                                        Description of          Historical           Current
                 Identity of Issue                        Investment               Cost               Value
--------------------------------------------------------------------------------------------------------------------
Victory U.S. Government
   Obligations Fund                                     363,785.656 shares      $    3,792,704    $     4,028,490
The Bond Fund of America                                 47,623.934 shares              657,781           666,735
Fidelity Advisors Balanced Fund                         265,525.457 shares            4,373,533         4,832,563
Fidelity Advisors Equity Growth Fund                    221,455.640 shares            9,109,005        10,240,110
Victory Stock Index Fund                                312,753.838 shares            4,880,853         5,848,497
Templeton Foreign Fund                                  643,094.299 shares            6,360,898         6,398,788
The Franklin Small Cap Growth Fund                       30,458.976 shares              731,627           698,424
The Income Fund of America                                6,247.612 shares              114,318           111,020
Key EB Magic Fund                                         7,102.190 shares               84,751            86,167
Victory U.S. Government Obligations
   Money Market Fund                                        181 units                       181               181
 Key Trust Company of Ohio
   N.A.--Employee Benefits

   Money Market Fund*                                   645,706.10 units                645,706           645,706
The Lincoln Electric Company*                       280,414 Common Shares
                                                                                      3,110,930        10,936,146

The Lincoln Electric Company*                       551,361 Class A
                                                       Common Shares                 10,752,169        19,848,996
Participant loans                                   9.25% to 10.0%;

                                                      variable maturities                     0         1,259,710
                                                                             ---------------------------------------

                                                                                $   44,614,456    $    65,601,533
                                                                             =======================================

*  Indicates party-in-interest to the Plan

               The Lincoln Electric Company Employee Savings Plan

                             EIN 34-0359955 Plan 005

           Form 5500, Line 27(d)--Schedule of Reportable Transactions

                          Year Ended December 31, 1997

                                                                                   Current
                                                                                    Value
                                                                                 of Asset on       Net
                                        Purchase       Selling       Cost of     Transaction      Gain
        Description of Asset              Price         Price         Asset          Date        (Loss)
------------------------------------------------------------------------------------------------------------

CATEGORY (III)--SERIES OF TRANSACTIONS IN EXCESS OF 5% OF PLAN ASSETS
Key Trust Company of Ohio
   N.A.--Employee Benefits Money

   Market Fund*                          $4,804,293                $  4,804,293   $ 4,804,293
                                                      $ 4,123,376     4,122,630     4,123,376    $     746

Victory Stock Index Fund                  2,902,933                   2,902,933     2,902,933
                                                          555,598       437,855       555,598      117,743
Victory U.S. Government                   1,712,494                   1,712,494     1,712,494
   Obligations Fund                                     1,267,892     1,206,647     1,267,892       61,245

Fidelity Advisors Balanced Fund           2,003,756                   2,003,756     2,003,756
                                                          466,467       400,461       466,467       66,006
Fidelity Advisors Equity Growth Fund

                                          4,242,581                   4,242,581     4,245,581
                                                        1,301,349     1,070,689     1,301,349      230,660
Templeton Foreign Fund                    2,824,815                   2,824,815     2,824,815
                                                        1,032,241       915,411     1,032,241      116,830

Lincoln Electric Common Shares*                         1,248,019       536,716     1,248,019      711,303

Lincoln Electric Class A

   Shares*                                1,787,913                   1,787,913     1,787,913
                                                        1,152,848       703,661     1,152,848      449,187

There were no category (i), (ii) or (iv) reportable transactions during the year ended December 31, 1997.

*  Indicates party-in-interest to the Plan.